The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ACQUISITION OF THE ENTIRE EQUITY INTEREST
OF
SHENYANG AUTOMOBILE INDUSTRY ASSET MANAGEMENT COMPANY LIMITED
AND
SHENYANG XINJINBEI INVESTMENT CO., LTD.
AND
RESUMPTION OF TRADING

On 29 December 2003, SJAI (an approximately 98.0%-owned subsidiary of the Company) and SXID (a 99.0%-owned subsidiary of the Company) entered into the Agreements with the respective sellers in relation to the acquisition of the entire equity interests of SAIAM and SXI, respectively. SAIAM and SXI are interested in 29.9% and 11% of the issued share capital of JinBei, respectively. The principal terms of the Agreements are set out in the paragraph headed “The Acquisitions” in this announcement. The interests of SAIAM and SXI in JinBei are state-owned shares and state-owned legal person shares, respectively, which do not form part of the JinBei A-shares listed and traded on the Shanghai Stock Exchange. JinBei is the 49% shareholder of Shenyang Automotive, a 51.0%-owned subsidiary of the Company.

The consideration for the Acquisitions was determined after arm’s length negotiations between the parties taking into account the net liability position and net asset value of SAIAM and SXI, respectively. Details of the basis for determining the consideration of the Acquisitions are set out in the paragraph headed “The Acquisitions — The consideration” below.

The transfer of the entire interest of SAIAM is subject to the approval of the SASAC and the Acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under (Regulation on Acquisitions of Listed Companies) by the CSRC. Both the SASAC and the CSRC have indicated their consents in the granting of the approval for the acquisition of the entire equity interest of SAIAM and the waiver, respectively. Applications have been made to the SASAC for the approval and the CSRC for the waiver.

SSAM, SJEG and SAIEI are independent third parties and not connected persons of the Company. SSAM, SJEG and SAIEI are not related to each other or to Huachen Automotive Group Holdings Company Limited, the substantial shareholder of the Company or any of their respective connected persons or associates.

Upon completion of the Acquisitions,

—	the Company through SAIAM and SXI will be effectively interested in an aggregate of approximately 40.1% of the issued share capital of JinBei;

—	the effective interest of the Company in Shenyang Automotive will increase from 51% to approximately 70.7%.

The Directors are of the view that the terms of the Acquisitions, which were determined after arm’s length negotiations, are fair and reasonable in so far as the shareholders and the Company are concerned.

Further announcement will be made by the Company in the event any of the conditions to the Acquisitions cannot be fulfilled or any of the Acquisitions are not consummated.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

At the request of the Company, trading in the shares of the Company has been suspended since 9:30 a.m. on Wednesday, 31 December 2003 pending the release of this announcement. Application has been made for the resumption of trading of the shares of the Company from 9:30 a.m. on Friday, 2 January 2004.

THE ACQUISITIONS

On 29 December 2003, SJAI and SXID entered into the Agreements with the respective sellers, in relation to the acquisition of the entire equity interests of SAIAM and SXI, respectively. SAIAM and SXI are interested in 29.9% and 11% of the issued share capital of JinBei, respectively.

SSAM, SJEG and SAIEI are independent third parties and not connected persons of the Company. SSAM, SJEG and SAIEI are not related to each other or to Huachen Automotive Group Holdings Company Limited, the substantial shareholder of the Company or any of their respective connected persons or associates. SXID and SJAI are 99.0% and approximately 98.0% owned subsidiaries of the Company.

The SXI Acquisitions

A summary of the principal terms of the SXI Acquisitions is set out below:

	First SXI Equity Transfer Agreement	Second SXI Equity Transfer Agreement

Date:	29 December 2003	29 December 2003

Parties:	(1) SJEG as the seller (2) SXID as the purchaser	(1) SAIEI as the seller (2) SJAI as the purchaser

Consideration:	The consideration to be paid by SXID is RMB60 million (equivalent to approximately HK$56.6 million).

The basis for determining the consideration payable by SXID is set out in the paragraph headed “The consideration” below.	The consideration to be paid by SJAI is RMB540 million (equivalent to approximately HK$509.4 million).

The basis for determining the consideration payable by SJAI is set out in the paragraph headed “The consideration” below.

Subject matter:	Pursuant to the First SXI Equity Transfer Agreement, SXID will acquire 10% of the equity interest of SXI.	Pursuant to the Second SXI Equity Transfer Agreement, SJAI will acquire 90% of the equity interests of SXI.

	Information on the principal business, assets and liabilities of SXI are each set out in the paragraph headed “Information on SAIAM, SXI, JinBei and Shenyang Automotive” below	Information on the principal business, assets and liabilities of SXI are each set out in the paragraph headed “Information on SAIAM, SXI, JinBei and Shenyang Automotive” below.

Completion:	Transfer of the entire interest in SXI is not subject to the approval of the SASAC as the JinBei shares held by SXI are state-owned legal person shares. Transfer of the 10% of the equity interest of SXI to SXID will be completed upon registration of the transfer by the Shenyang City Industry and Commerce Administration Bureau after the granting of the formal waiver by CSRC as referred to in the paragraph headed “Conditions to the Acquisitions” below.	Transfer of the entire interest in SXI is not subject to the approval of the SASAC as the JinBei shares held by SXI are state-owned legal person shares. Transfer of the 90% of the equity interest of SXI to SJAI will be completed upon registration of the transfer by the Shenyang City Industry and Commerce Administration Bureau after the granting of the formal waiver by CSRC as referred to in the paragraph headed “Conditions to the Acquisitions” below.

The SAIAM Acquisition

The SAIAM Acquisition is made pursuant to the SAIAM Equity Transfer Agreement, a summary of the principal terms of which are set out below:

Date:	29 December 2003

Parties:	(1) SSAM as the seller (2) SJAI and SXID as the purchasers

Consideration:	The consideration paid by SJAI and SXID is RMB0.9 and RMB0.1, respectively and has been paid on 29 December 2003, the date of the signing of the SAIAM Equity Transfer Agreement.

The basis for determining the consideration for the acquisition of the entire equity interest of SAIAM is set out in the paragraph headed “The consideration” below.

Subject matter:	Pursuant to the SAIAM Equity Transfer Agreement, SJAI and SXID will acquire 90% and 10% of the equity interest of SAIAM, respectively.

Information on the principal business, assets and liabilities of SAIAM are each set out in the paragraph headed “Information on SAIAM, SXI, JinBei and Shenyang Automotive” below.

Completion:	Transfer of the entire equity interest of SAIAM to SJAI and SXID will be completed upon registration of the transfer by the Shenyang City Industry and Commerce Administration Bureau after the granting of the formal approval by the SASAC and the waiver by the CSRC as referred to in the paragraph headed “Conditions to the Acquisitions” below.

The consideration

The consideration for the Acquisitions was determined after arm’s length negotiations between the parties taking into account the net liability position and net asset value of SAIAM and SXI, respectively. The consideration to be paid by SJAI and SXID for the Acquisitions will be funded by internal resources of the Group.

As at 29 December 2003, according to the unaudited management accounts of SAIAM prepared in accordance with the PRC GAAP, SAIAM has a net liability of approximately RMB185 million (equivalent to approximately HK$174.5 million). Taking into account the net liability position of SAIAM, the consideration for the acquisition of the entire equity interest of SAIAM was agreed to be RMB1.00 after arm’s length negotiations between the parties.

The consideration for the acquisition of the entire equity interest of SXI was determined after arm’s length negotiations between the parties taking into account the unaudited net asset value of SXI as at 29 December 2003 prepared in accordance with PRC GAAP, of approximately RMB536.6 million (equivalent to approximately HK$506.2 million).

Conditions to the Acquisitions

The transfer of the entire interest of SAIAM is subject to the approval of the SASAC and the Acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under (Regulation on Acquisitions of Listed Companies) by the CSRC. Both the SASAC and the CSRC have indicated their consents in the granting of the approval for the acquisition of the entire equity interest of SAIAM and the waiver, respectively. Applications have been made to the SASAC for the approval and the CSRC for the waiver.

Information on SAIAM, SXI, JinBei and Shenyang Automotive

SAIAM and SXI

SAIAM and SXI are companies established in the PRC on 25 January 2000 and 10 September 2000, respectively. The principal business of SAIAM and SXI are investment holding and assets management. The assets of SXI consist of 120,199,600 state-owned legal person shares of JinBei, representing 11% of the issued share capital of JinBei and current assets including cash and other receivables in the aggregate value of RMB572.3 million (equivalent to HK$539.9 million) as at 29 December 2003. The assets of SAIAM are 326,833,600 state-owned shares of JinBei, representing 29.9% of the issued share capital of JinBei and certain current and fixed assets in the aggregate value of RMB41.8 million (equivalent to approximately HK$39.4 million) as at 29 December 2003. The liabilities of SXI and SAIAM as at 29 December 2003 consist of current liabilities including certain payables in the aggregate value of RMB211.1 million (equivalent to HK$199.1 million) and RMB721.8 million (equivalent to approximately HK$680.9 million), respectively.

For the two years ended 31 December 2002, the unaudited loss of SAIAM prepared in accordance with PRC GAAP was RMB918,378.90 (equivalent to approximately HK$866,395.2) and RMB711,150.91 (equivalent to approximately HK$670,897.1), respectively. As SXI only commenced operations recently, no accounts have been prepared for SXI for the two years ended 31 December 2002. According to the respective unaudited management accounts of SAIAM and SXI prepared in accordance with PRC GAAP, as at 29 December 2003, the net liability position of SAIAM is approximately RMB185 million (equivalent to approximately HK$174.5 million) and the net asset value of SXI is approximately RMB536.6 million (equivalent to approximately HK$506.2 million).

JinBei

JinBei is the 49% shareholder of Shenyang Automotive, a 51.0%-owned subsidiary of the Company. JinBei is a company incorporated in the PRC with A-shares listed on the Shanghai Stock Exchange. According to the information published by JinBei on the website of the Shanghai Stock Exchange, the total issued share capital of JinBei is 1,092,667,100 shares consisting of 728,667,100 promotors shares (including state-owned shares, state-owned legal person shares and legal person shares and 364,000,000 A-shares which are listed and traded on the Shanghai Stock Exchange, representing approximately 66.7% and 33.3% of the total outstanding issued share capital of JinBei, respectively.

The principal businesses of JinBei are the manufacture and sale of automobiles and automotive components in the PRC. The interests of SAIAM and SXI in JinBei are state-owned shares and state-owned legal person shares, respectively, which do not form part of the JinBei A-shares listed and traded on the Shanghai Stock Exchange. According to the audited financial statements of JinBei prepared in accordance with the PRC GAAP, the net profit of JinBei for the year ended 31 December 2002 was approximately RMB10.9 million (equivalent to approximately HK$10.3 million) and the consolidated audited total assets and net assets of JinBei as at 31 December 2002 was approximately RMB4,176.7 million (equivalent to approximately HK$3,940.3 million) and RMB1,426 million (equivalent to approximately HK$1,345.3 million), respectively.

Prior to completion of the Acquisitions, the Company does not hold any interest, directly or indirectly, in JinBei. The Company has no intention to increase its holdings in JinBei whether directly or indirectly after the Acquisitions. There is no common director between the Company and JinBei. Upon completion of the Acquisitions, the Company currently does not intend to appoint any directors to the board of directors of JinBei or change the current business of JinBei. Apart from the 49% interest in Shenyang Automotive and the transactions between members of the Group and the subsidiaries and associates of JinBei as set out in the Circular, JinBei will continue to operate separately and independently of the Group after completion of the Acquisitions.

Shenyang Automotive

Shenyang Automotive is a 51.0%-owned subsidiary of the Company and is principally engaged in the manufacture and sale of minibuses and Zhonghua sedans in the PRC. As stated in the interim report of the Company for the six months ended 30 June 2003, the sale of minibuses by Shenyang Automotive has increased during that period compared with the same period in 2002. Shenyang Automotive also sold 15,498 Zhonghua sedans, which was launched in August 2002, during the first six months of 2003. Shenyang Automotive introduced new models of segment-defining minibuses at competitive prices, including the new face-lift versions of the current model in September 2003. Shenyang Automotive expects to launch the domestic versions of the Toyota “GRANVIA” (known as “GRACE” in the PRC) in the first quarter of 2004. In addition, Shenyang Automotive also intends to strengthen the brand image and improve the competitive position of the Zhonghua sedans by expanding the sales and distribution networks into the second tier cities in the PRC; improving product quality by introducing new features and options and improving cost efficiencie by increasing domestic component ratios and streamlining production and operational systems.

Upon completion of the Acquisitions,

—	the Company through SAIAM and SXI will be effectively interested in an aggregate of approximately 40.1% of the issued share capital of JinBei;
—	the effective interest of the Company in Shenyang Automotive will increase from 51% to approximately 70.7%.

The following charts show the shareholding structure of Shenyang Automotive before and after the completion of the Acquisitions.

Before completion of the Acquisitions

After completion of the Acquisitions

90%
90%
10%
10%
SAIAM
SXI
Other domestic shares holders
A-share holders
29.9%
11%
25.8%
33.3%
The Company
JinBei
100%
51%
49%
Shenyang XingYuanDong Automobile Component Co., Ltd.
Shenyang Automotive
Shenyang JinBei Automobile Industry Company Limited
99%
SXID
1%
99%
SJAI
1%
50%
BMW Brilliance Automotive Ltd.

Reasons for the Acquisitions

The Group is engaged in the manufacture and sale of automobiles, including minibuses, sedans, and automotive components in the PRC. The Acquisitions will increase the Company’s effective interests in Shenyang Automotive from 51.0% to approximately 70.7% through the holding of an indirect interest in JinBei.

Based on the business prospects of Shenyang Automotive as described in the paragraph headed “Information on SAIAM, SXI, JinBei and Shenyang Automotive”, the Directors believe that by increasing the Group’s effective interests in Shenyang Automotive, the Group can further reinforce and consolidate its position as a leading minibus manufacturer and further strengthen its competitive position in the sedan market in the PRC. As the Group has been purchasing automotive components for its minibuses and sedans from the JinBei group of companies in its ordinary course of business, the Directors further believe that by increasing the Company’s indirect interest in JinBei, the Group can foster a closer working relationship with the JinBei group of companies and will be in a better position to monitor and exercise more stringent quality control over the automotive components that it purchases from the JinBei group of companies. Accordingly, the Directors consider the Acquisitions to be beneficial to the Group as a whole.

The Directors are also of the view that the terms of the Acquisitions, which were determined after arm’s length negotiations, are fair and reasonable in so far as the shareholders and the Company are concerned.

GENERAL

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

Further announcement will be made by the Company in the event any of the conditions to the Acquisitions cannot be fulfilled or any of the Acquisitions are not consummated.

RESUMPTION OF TRADING

At the request of the Company, trading in the shares of the Company has been suspended since 9:30 a.m. on Wednesday, 31 December 2003 pending the release of this announcement. Application has been made for the resumption of trading of the shares of the Company from 9:30 a.m. on Friday, 2 January 2004.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“Acquisitions”	the SAIAM Acquisition and the SXI Acquisition;

“Agreements”	the SAIAM Equity Transfer Agreement, the First SXI Equity Transfer Agreement and the Second SXI Equity Transfer Agreement;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange, Inc.;

“Circular”	the circular issued by the Company dated 13 February 2003 setting out details of certain on-going connected transactions waivers, including, on-going connected transactions with the subsidiaries and associates of JinBei;

“connected person(s)”	has the meaning ascribed thereto in the Listing Rules;

“CSRC”	(China Securities Regulatory Commission);

“Directors”	the directors of the Company;

“First SXI Equity Transfer Agreement”	the equity transfer agreement dated 29 December 2003 and entered into between SJEG as seller and SXID as purchaser, the principal terms of which are set out in the paragraph headed “The Acquisitions — The SXI Acquisition” in this announcement;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

“JinBei”	(JinBei Automotive Co., Ltd.)*, a company incorporated in the PRC with A-shares listed and traded on the Shanghai Stock Exchange. It is also a 49% shareholder of Shenyang Automotive, a 51.0%-owned subsidiary of the Company;

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange;

“PRC”	People’s Republic of China, which, for the sole purpose of this announcement, shall exclude Hong Kong, The Macau Special Administrative Region and Taiwan;

“PRC GAAP”	the generally accepted accounting principles of the PRC;

“RMB”	Renminbi, the lawful currency of the PRC;

“SAIAM”	(Shenyang Automobile Industry Asset Management Company Limited)*, a company established in the PRC which before the completion of the Acquisitions is wholly owned by SSAM and after completion of the Acquisitions will be owned as to 90% and 10% by SJAI and SXID, respectively;

“SAIAM Acquisition”	the acquisition of the entire equity interest of SAIAM pursuant to the SAIAM Equity Transfer Agreement;

“SAIAM Equity Transfer Agreement”	the equity transfer agreement dated 29 December 2003 and entered into between SSAM as seller and SJAI and SXID as purchasers, the principal terms of which are set out in the paragraph headed “The Acquisitions — The SAIAM Acquisition” in this announcement;

“SAIEI”	(Shenyang Automobile Industry Equity Investment Co., Ltd.)*, a company established in the PRC;

“SASAC”	(State-owned Assets Supervision and Administration Commission of the State Council);

“SJAI”	(Shenyang JinBei Automotive Industry Holdings Company Limited)*, a company established in the PRC, which is held as to 99% by SXID and as to 1% by (Shenyang JinBei Automobile Industry Company Limited)*;

“SJEG”	(Shenyang JinSheng Enterprise Group Co., Ltd.)*, a company established in the PRC;

“SSAM”	(Shenyang Industry State-owned Asset Management Co., Ltd.)*, a company established in the PRC;

“Second SXI Equity Transfer Agreement”	the equity transfer agreement dated 29 December 2003 and entered into between SAIEI as seller and SJAI as purchaser, the principal terms of which are set out in the paragraph headed “The Acquisitions — The SXI Acquisition” in this announcement;

“Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.) (formerly known as (Shenyang Jinbei Passenger Vehicle Manufacturing Company Limited)), a Sino-foreign joint venture established in the PRC on 19 July 1991 and whose equity interest is owned as to 51% by the Company and as to 49% by JinBei;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“SXI”	(Shenyang Xinjinbei Investment Co., Ltd.)*, a company established in the PRC which before the completion of the Acquisitions is owned as to 90% and 10% by SAIEI and SJEG, respectively, and after completion of the Acquisitions will be owned as to 90% and 10% by SJAI and SXID, respectively;

“SXI Acquisition”	The acquisition of the entire equity interest of SXI pursuant to the First SXI Equity Transfer Agreement and the Second SXI Equity Transfer Agreement; and

“SXID”	(Shenyang Xinjinbei Investment and Development Co., Ltd.)*, a company established in the PRC which is currently held as to 99% by (Shenyang XingYuanDong Automobile Component Co., Ltd.)* and as to 1% by (Shenyang JinBei Automobile Industry Company Limited)*.

*	for identification purposes only

For the purpose of this announcement, HK$1.00 is taken to be equal to RMB1.06.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong SAR, 31 December 2003

*	for identification purposes only

Please also refer to the published version of this announcement in the (The Standard)